Filed pursuant to General Instruction II.K.

of Form F-9; File No. 333-176092

For filing fee purposes, the amount of the offering

that was sold in the United States was $0

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

This pricing supplement, together with the prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

PRICING SUPPLEMENT NO. 2 DATED MARCH 19, 2013

(TO SHORT FORM BASE SHELF PROSPECTUS AND PROSPECTUS SUPPLEMENT,

DATED AUGUST 15, 2011 AND JUNE 13, 2012, RESPECTIVELY)

Bell Canada

$1,000,000,000

MTN Debentures, Series M-26, Due 2023

(UNSECURED)

Unconditionally guaranteed as to payment of principal,

interest and other payment obligations by BCE Inc.

TERMS OF ISSUE

Designation:	3.35% Debentures, Series M-26, Due 2023	Redemption:	See “Redemption”

Principal Amount:	$1,000,000,000	Repurchase Upon Change of Control Triggering Event:	See “Repurchase Upon Change of Control Triggering Event”

Date of Issue:	March 22, 2013	Interest Rate:	3.35% per annum

Maturity Date:	March 22, 2023	Interest Payment Dates:	March 22 and September 22

Price to the Public:	99.831%	Initial Interest Payment Date:	September 22, 2013

Agents’ Commission:	0.40%	Form of Issuance:	Global debenture, in book-entry only form, registered in the name of CDS & Co.
Net Proceeds to Bell Canada:	$994,310,000

		ISIN Number:	CA 07813ZBC73

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Pricing Supplement and accompanying Prospectus Supplement and Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the MTN Debentures may subject you to tax consequences both in the United States and Canada. This Pricing Supplement or any applicable Prospectus Supplement and Prospectus may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and Prospectus.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and some of the agents or experts named in this Pricing Supplement are Canadian residents, and a substantial portion of our assets is located in Canada.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved the MTN Debentures, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

AGENTS

Merrill Lynch Canada Inc.	TD Securities Inc.	BMO Nesbitt Burns Inc.	CIBC World Markets Inc.	Desjardins Securities Inc.	National Bank Financial Inc.

RBC Dominion Securities Inc.	Scotia Capital Inc.	Barclays Capital Canada Inc.	Citigroup Global Markets Canada Inc.	Casgrain & Company Limited

REDEMPTION

Bell Canada shall be entitled, at its option, to redeem the 3.35% Debentures, Series M-26, due March 22, 2023 (“Series M-26 Debentures”) in whole at any time or in part from time to time, prior to December 22, 2022, by giving prior notice of not less than 30 days and not more than 60 days to the holders thereof, at the greater of the “Canada Yield Price” (as defined below) and par, together in each case with accrued and unpaid interest up to but excluding the date fixed for redemption. Bell Canada shall be entitled, at its option, to redeem the Series M-26 Debentures at any time on or after December 22, 2022, in whole but not in part, by giving prior notice of not less than 30 days and not more than 60 days to the holders thereof, at par together with accrued and unpaid interest up to but excluding the date fixed for redemption. “Canada Yield Price” shall mean a price equal to the price of the Series M-26 Debentures calculated on the banking day preceding the day on which the redemption is authorized by Bell Canada to provide a yield from the date fixed for redemption to the maturity date of the Series M-26 Debentures to be redeemed equal to the “Government of Canada Yield” (as defined in the next sentence) plus 0.3675%. “Government of Canada Yield” shall mean the yield from the date fixed for redemption to the maturity date of the Series M-26 Debentures to be redeemed, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would carry on the remaining term to the maturity date of the Series M-26 Debentures to be redeemed. The “Government of Canada Yield” in the case of redemption of the Series M-26 Debentures shall be the average of the yields provided by two registered Canadian investment dealers selected by the Trustee and approved by Bell Canada. In case of partial redemption, the Series M-26 Debentures shall be redeemed on a pro rata basis.

REPURCHASE UPON CHANGE OF CONTROL TRIGGERING EVENT

If a Change of Control Triggering Event (as defined below) occurs with respect to the Series M-26 Debentures, unless Bell Canada has exercised its optional right to redeem all of the Series M-26 Debentures as described under “Redemption” above, Bell Canada will be required to make an offer to each holder of the Series M-26 Debentures to repurchase all or, at the option of the holder thereof, any part (equal to $1,000 or an integral multiple thereof) of the Series M-26 Debentures pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, Bell Canada will be required to offer payment in cash equal to 101% of the outstanding principal amount of the Series M-26 Debentures together with accrued and unpaid interest on the Series M-26 Debentures repurchased up to but excluding the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event, Bell Canada will be required to give written notice to each holder of Series M-26 Debentures, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Series M-26 Debentures on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedure described herein and in such notice. Bell Canada must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Series M-26 Debentures as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the Change of Control (as defined below) provisions, Bell Canada will be required to comply with such laws and regulations and will not be deemed to have breached its obligation to offer to repurchase the Series M-26 Debentures by virtue of such conflict.

On the Change of Control Payment Date, Bell Canada will, to the extent lawful:

1.	accept for payment all Series M-26 Debentures or portions of Series M-26 Debentures properly tendered pursuant to the Change of Control Offer;

2.

deposit with the Trustee an amount of money equal to the Change of Control Payment in respect of all Series M-26 Debentures or portions of Series M-26 Debentures properly tendered pursuant to the Change of Control Offer; and

3.

deliver or cause to be delivered to the Trustee the Series M-26 Debentures properly accepted, together with a certificate of Bell Canada stating the aggregate principal amount of the Series M-26 Debentures or portions of Series M-26 Debentures being purchased by Bell Canada.

The Trustee will promptly pay to each holder of properly tendered Series M-26 Debentures an amount equal to the Change of Control Payment in respect of such Series M-26 Debentures either, at the Trustee’s option, by mailing (first class mail, postage prepaid) a cheque to such holder or by means of a wire transfer in accordance with the applicable payment procedures of CDS, and the Trustee will promptly certify and mail (first class mail, postage prepaid) (or cause to be transferred by book-entry) to each such holder a new Series M-26 Debenture equal in principal amount to any unpurchased portion of any Series M-26 Debentures surrendered; provided that each new Series M-26 Debenture will be in a principal amount of $1,000 and integral multiples of $1,000 in excess thereof.

Bell Canada will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Series M-26 Debentures properly tendered and not withdrawn under its offer.

“Change of Control” means the occurrence of any one of the following: (i) the consummation of the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of Bell Canada and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction other than (a) sales, transfers, conveyances, leases or other dispositions to Bell Canada and/or its subsidiaries, or (b) provided that the Series M-26 Debentures shall remain subject to the Guarantee, or any other guarantee by BCE Inc. (“BCE”) of the full and timely payment when due of all of Bell Canada’s payment obligations to the Trustee and the holders thereof with respect to the Series M-26 Debentures, sales, transfers, conveyances, leases or other dispositions to BCE and/or its subsidiaries (excluding Bell Canada and its subsidiaries); or (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than BCE, Bell Canada and/or their subsidiaries) becomes the beneficial owner, directly or indirectly, of voting shares of BCE or Bell Canada having more than 50% of the voting power for the election of directors of BCE or Bell Canada (but shall not include the creation of a holding company, the combination of Bell Canada with BCE or any of their subsidiaries by any method whatsoever or any other similar transaction that does not involve a change in the beneficial ownership of BCE, Bell Canada or any successor thereof).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service, Inc. (“Moody’s”), BBB- (or the equivalent) by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”) or BBB (low) (or the equivalent) by DBRS Limited (“DBRS”), or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Rating Event” means the rating of the Series M-26 Debentures is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Series M-26 Debentures is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Series M-26 Debentures as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of BCE’s or Bell Canada’s intention or agreement to effect a Change of Control.

“Specified Rating Agencies” means each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the Series M-26 Debentures or failed to make a rating of the Series M-26 Debentures publicly available for reasons outside of Bell Canada’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the Series M-26 Debentures, or fails to make a rating of the Series M-26 Debentures publicly available for reasons outside of Bell Canada’s control, Bell Canada may select any other “approved rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

USE OF PROCEEDS

The net proceeds of the offering are intended to be used for general corporate purposes, including the repayment of outstanding commercial paper, which indebtedness was incurred for general corporate purposes, and funding a portion of the cost of BCE’s pending acquisition of Astral Media Inc., which remains subject to approval by the Canadian Radio-television and Telecommunications Commission.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which are not specifically listed in the Short Form Base Shelf Prospectus of Bell Canada dated August 15, 2011 (the “Prospectus”), and which have been filed by Bell Canada or BCE, as the case may be, with the provincial securities regulatory authorities in Canada, are specifically incorporated by reference in and form an integral part of the Prospectus:

(a)

BCE’s audited Consolidated Financial Statements for the year ended December 31, 2012, and the Report of Independent Registered Chartered Professional Accountants thereon and the Report of Independent Registered Chartered Professional Accountants on BCE’s internal control over financial reporting, provided on pages 81 to 122 of the BCE 2012 Annual Report;

(b)	BCE’s Management’s Discussion and Analysis for the year ended December 31, 2012 provided on pages 22 to 79 and on page 123 of the BCE 2012 Annual Report;

(c)	Bell Canada’s unaudited Selected Summary Financial Information for the periods ended December 31, 2012 and December 31, 2011 dated March 13, 2013;

(d)	BCE’s Annual Information Form dated March 7, 2013 for the year ended December 31, 2012; and

(e)	BCE’s Management Proxy Circular dated March 8, 2012 in connection with the annual general meeting of the shareholders of BCE held on May 3, 2012.

EXHIBIT

CONSENT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

We have read the Pricing Supplement no. 2 of Bell Canada dated March 19, 2013 to the short form base shelf prospectus and prospectus supplement dated August 15, 2011 and June 13, 2012, respectively, relating to the offering of $1,000,000,000 Series M-26 Debentures due 2023 of Bell Canada (collectively, the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our reports to the board of directors and shareholders of BCE Inc. on the consolidated statements of financial position of BCE Inc. and its subsidiaries as at December 31, 2012 and December 31, 2011 and the consolidated income statements and statements of comprehensive income, statements of changes in equity and statements of cash flows for the years then ended and on the effectiveness of BCE Inc. and its subsidiaries’ internal control over financial reporting as of December 31, 2012. Our reports are dated March 7, 2013.

(signed) Deloitte LLP(1)

Independent Registered Chartered Professional Accountants

Montréal, Canada

March 19, 2013

(1)	CPA auditor, CA, public accountancy permit No. A104644